Exhibit 3.3

CERTIFICATE OF FORMATION

OF

MAXUM ENERGY LOGISTICS PARTNERS GP, LLC

This Certificate of Formation of Maxum Energy Logistics Partners GP, LLC (the “Company”) is being executed and filed by the undersigned authorized person for the purpose of forming a limited liability company under the Delaware Limited Liability Company Act (6 Del. Code § 18-101 et seq.).

Article One

The name of the Company is Maxum Energy Logistics Partners GP, LLC.

Article Two

The address of the registered office of the Company in the State of Delaware is 1209 Orange Street, Wilmington, New Castle County, Delaware 19801, and the Company’s registered agent at that address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation on November 14, 2011.

/s/ Belinda Foxworth
Belinda Foxworth,
Authorized Person